Exhibit (a)(5)(K)

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Board Secretary
Telephone: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel
Okapi Partners
(212) 297-0720
info@okapipartners.com

Media Contact:
Mark Semer / Grace Cartwright
Gasthalter & Co.
Tel: (212) 257-4170
DianaShipping@gasthalter.com

DIANA SHIPPING INC. SENDS LETTER TO GENCO SHIPPING & TRADING SHAREHOLDERS MAKING THE CASE FOR ELECTING SIX INDEPENDENT NOMINEES WITH PROVEN TRACK RECORDS OF CREATING SHAREHOLDER VALUE

Details Why the Entrenched Genco Board Should Not Be Trusted to Act in Shareholders' Best Interests

Contrasts Diana's Six Accomplished, Independent Nominees Against a Board That Has Spent Six Months and Over $13 Million Protecting Itself and Management

Releases Video Message to Genco Shareholders from CEO Semiramis Paliou Outlining the Compelling Value of Diana's Offer and the Urgent Need for Board Change

Calls on Genco Shareholders to Elect a Board That Will Finally Put Shareholders First by Voting the GOLD Universal Proxy Card "FOR" Diana's Six Independent Director Nominees

Athens, Greece – May 31, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today sent an open letter to Genco shareholders making the definitive case for electing Diana's six independent director nominees to the Genco Board of Directors (the “Genco Board”) — Gustave Brun-Lie, Paul Cornell, Chao Sih Hing Francois, Jens Ismar, Viktoria Poziopoulou and Quentin Soanes — at Genco's 2026 Annual Meeting of Shareholders to be held on June 18, 2026.

In today's letter, Diana draws a sharp contrast between its six independent nominees — accomplished shipping, finance, M&A and legal executives with proven track records of creating and maximizing shareholder value — and the entrenched Genco Board, which has consistently prioritized management's compensation and control over the interests of the shareholders it is supposed to represent.

Semiramis Paliou, Diana's Chief Executive Officer, commented:

"The Genco Board has spent more than $13 million of shareholder money trying to convince shareholders that the directors currently governing Genco are responsible stewards. They are not. This is a board led by a CEO/Chairman who combined the roles to consolidate his power and avoid independent oversight, where the compensation committee chair has spent 20 years approving outsized pay packages for an executive with whom he has personal and financial ties, and where three of six directors own zero shares. We have now increased our offer to $24.80 per share — our third proposal — and still the Board has not engaged to date. Our six nominees are different in every respect that matters — they are genuinely independent, deeply experienced, and committed to one thing: finally ensuring this board acts in the interests of Genco’s real owners."

In connection with today's letter, Diana also released a video message from Chief Executive Officer Semiramis Paliou in which she speaks directly to Genco shareholders about the value of Diana's offer, the case for board change, and the importance of acting immediately. The video is available at www.CashforGenco.com and is embedded below.

Diana urges all Genco shareholders to vote the GOLD universal proxy card “FOR” each of its six independent nominees and WITHHOLD on Genco's nominees. Diana also urges shareholders to tender their shares pursuant to Diana's tender offer at $24.80 per share in cash. The proxy vote and the tender offer are independent of each other — shareholders can and should act on both opportunities.

Shareholders who have already voted the WHITE card can change their vote by signing, dating and returning the enclosed GOLD universal proxy card. Only the latest-dated proxy will count. Please act as soon as possible — the tender offer expires at 5:00 p.m., New York City time, on June 26, 2026, unless further extended, and the Annual Meeting is on June 18, 2026.

For additional information about Diana's six independent nominees, its case for change, and other materials related to its proxy campaign, please visit www.CashforGenco.com.

For assistance voting or tendering shares, contact Diana’s proxy solicitor and information agent, Okapi Partners LLC, toll-free at (855) 305-0857 or by email at info@okapipartners.com.

The full text of Diana’s letter to shareholders is below.

May 31, 2026

Dear Fellow Genco Shareholder:

We have written to you several times about the compelling value of our fully financed, all-cash offer, which had now been increased to $24.80 per share, to acquire Genco Shipping & Trading Limited (“Genco”), and the refusal to date of the Genco Board of Directors (the “Genco Board”) led by Chairman and CEO John Wobensmith to engage with us. The Genco Board and management team have instead spent more than $13 million of shareholder money — and counting — by hiring at least seven advisors (including two law firms, two investment banks and two public relations firms) to mislead you into believing that Genco’s current stock price reflects their performance and suggest that our offer is insufficient, and to support their refusal to even engage with Diana as it pursues a value-enhancing transaction benefitting shareholders.

The facts are as follows: (1) Diana’s purchases of Genco shares and all-cash offer have artificially inflated Genco’s share price to a level it could not sustain on its own, (2) Diana’s all-cash offer of $24.80 per share represents premium value compared to Genco’s undisturbed trading price preceding our initial offer, and is priced at approximately 1.0x Genco’s net asset value (“NAV”) at cyclically high asset values, when comparable industry buyouts trade at an average of around 0.80x NAV. In the absence of our offer, the value of your investment is at risk — the share price could revert to the approximately 30% discount to NAV at which Genco and industry peers have traded since 2020. That would put the stock price in the area of $18.00 per share — a level none of us want.

We believe that only meaningful board refreshment will ensure Genco explores all opportunities to maximize value on your behalf and have nominated six outstanding business leaders for election to the Genco Board at Genco’s Annual Meeting to be held on June 18. As this date approaches, we urge you to focus on the most fundamental question facing you as a shareholder: Who do you want to be responsible for the value of your investment?

You can elect Diana’s nominees — who are independent of Diana and committed to acting in the best interests of ALL Genco shareholders — or you can reelect Genco’s existing directors who have demonstrated a self-serving pattern of entrenchment, favoring their and management’s interests over value creation for shareholders.

A Genco Board That Works for Management — Not Shareholders

We believe the time has come to replace the Genco Board, which, as part of their misinformation campaign to divert your attention from our attractive offer, desperately wants you to believe they are a model of good governance. Do not be deceived. They are not what they claim to be. Consider the facts:

•	John Wobensmith currently serves as both Chairman and CEO of Genco, having served as the CEO of Genco since 2017 and as an executive officer of Genco since 2005. It is highly concerning that Wobensmith added the Chairman role in August 2025 – as Diana was in the process of acquiring Genco shares – to consolidate his power and further entrench himself atop Genco. He has limited independent oversight and, therefore, is able to run the Genco Board and Genco in a manner that preserves his role as Genco’s sole leader and serves his own financial interests. The facts bear this out. He has averaged $4.5 million annually since becoming CEO – significantly above the industry median at comparable companies. A majority of his Genco stock was pledged as collateral for personal loans — a fact buried in a footnote in Genco’s proxy. Wobensmith has now supposedly repaid these loans, but only after we highlighted the existence of these pledges for investors. In his previous role as Genco’s CFO, he received $17.5 million in compensation in 2014, the year Genco filed for bankruptcy. Notably, he is a two-time bankruptcy filer, as he was also a director of Ultrapetrol (Bahamas) when it filed in 2017.

•	Kathleen Haines has been a Genco director since 2017. Haines was handpicked by Wobensmith to serve as “Lead Independent Director” but has neither the independence nor the leadership experience to act as an effective counterbalance to Wobensmith. Haines was introduced to Genco by former Chairman James Dolphin, with whom she served on the OSG America board. In that role, they were named co-defendants in three shareholder class action lawsuits alleging they were not truly independent. Aside from OSG America (an MLP) and Genco, Haines has not served on any other public company boards – a curious lack of boardroom experience for a lead independent director. On her Genco biography, her employer is listed as Holbridge Capital Advisors, which has no corporate registration on file anywhere in the United States. According to Genco’s own proxy statement, Ms. Haines beneficially owns zero shares of Genco common stock.

•	Basil Mavroleon has served on the Genco Board since 2005 (with the exception of a one-year period following Genco’s 2014 bankruptcy overseen by Wobensmith and Mavroleon) and chairs the Compensation Committee as a supposedly “independent director” — a characterization that cannot be sustained upon any degree of scrutiny. A shipbroker by trade, Mavroleon has longstanding financial and personal ties to Wobensmith through AMA Capital Partners, the merchant bank where Wobensmith worked before joining Genco. Under Mavroleon’s leadership, the Compensation Committee has lavished extraordinary compensation on Wobensmith dating back to Genco’s 2014 bankruptcy and before. In fact, Wobensmith’s compensation increased in 2025 even though Genco turned $76 million of 2024 net income into a net loss of $4.4 million in 2025. When management missed its own performance targets, Mavroleon’s committee moved the goalposts closer rather than hold Wobensmith and other executives accountable. Tellingly, after Diana announced its cash offer, Genco’s “independent” compensation committee, led by Mavroleon, determined it was an appropriate time to adopt a new enhanced severance plan covering Wobensmith, other members of Genco management and unnamed additional Genco employees that would result in significant costs to the Company (the full amount of which Genco refuses to disclose). After more than two decades on the Genco Board, according to Genco’s own proxy statement, Mavroleon beneficially owns just 739 shares of Genco stock.

•	Arthur Regan joined the Genco Board in 2016 at Apollo Global’s explicit request. Genco itself acknowledged at the time — in its own proxy materials — that his appointment would give Apollo Global “the perspective of a significant stockholder,” meaning he was appointed not as an independent director but as a stakeholder representative. When Apollo Global sold its entire stake, Regan remained on the board without any public reassessment of his independence. In fact, Regan served as a Genco executive (Executive Chairman) from November 2016 until May 2021, a four-and-a-half-year period during which Wobensmith served under him as an executive officer. Regan now chairs the Nominating and Corporate Governance Committee, the body responsible for evaluating the independence of others.

•	Karin Orsel and Paramita Das round out a Genco Board that has collectively failed to provide meaningful independent oversight. Ms. Orsel has served on the Genco Board since 2021, a period during which the Genco Board lumped excessive compensation on Wobensmith and others while performance declined — and she has a duty to shareholders that she has not fulfilled. Ms. Das, the only new director in the last five years, brings no shipping industry operating experience to a company whose future depends on exactly that. Neither has taken any visible action to hold management accountable or advocate for the interests of the shareholders they have a duty to represent. Moreover, according to Genco’s own proxy statement, neither beneficially own any Genco shares.

On May 27, 2026, Diana increased its all-cash offer to $24.80 per share — a 39% premium to Genco's undisturbed share price — our latest attempt to enter into good faith negotiations with Genco regarding a transaction. This offer price is supported by Diana’s all-cash tender offer, which we have extended to June 26, 2026.

To date, this Genco Board has rejected our all-cash, fully financed premium offers without a single meeting, phone call, or request for clarification. Not once in six months has Genco offered to make diligence materials confidentially available to Diana in order to demonstrate the value that Genco claims to exist above our offer price. Why would you want directors who are so desperate to retain control and protect the management team that they will not even explore what Genco might be able to get in a good faith negotiation with a motivated buyer?

Diana’s Nominees: Six Independent Directors with Proven Track Records of Creating Value

As Genco’s largest shareholder, our interests are aligned with yours and we have delivered the rare opportunity to replace the recalcitrant Genco Board. Our six nominees are accomplished, fully independent shipping and finance executives with no ties to Diana and no agenda other than ensuring the Genco Board finally acts in your interests. Their records speak for themselves:

•	Jens Ismar served as CEO of Western Bulk for 11 years, growing the operated fleet from 60 to 150 vessels and leading the company's listing on the Oslo Stock Exchange. At Bergesen, he organized the VLGC and gas markets into pools, improving revenues and service levels while overseeing fleet renewal. He has served on the boards of multiple public companies and has been directly involved in driving shareholder value through active board engagement, including the sale of Ocean Yield at a 26% premium.

•	Paul Cornell co-founded Quintana Maritime in 2005, grew it into one of the world's largest drybulk carriers, and sold it in 2008 for a significant return to investors. He subsequently co-founded a second Quintana entity, grew it to approximately 14 drybulk carriers and sold it for an attractive return to Golden Ocean. He has managed over the course of his career the successful negotiation and exit of approximately $1.2 billion in portfolio company investments through Quintana Capital.

•	Chao Sih Hing Francois transformed Wah Kwong Marine Transport from a traditional shipowner into a diversified maritime services group over seven years, growing its ship management business from 30 to approximately 100 vessels under technical management and completing 80 newbuilding supervision projects. He is Co-founder and Chairman of the Hong Kong Chamber of Shipping and Chairman of the Bureau Veritas Global Marine and Offshore Advisory Council.

•	Gustave Brun-Lie has nearly 40 years of shipping experience and helped build RS Platou into one of Norway’s leading shipbroking houses, developing its newbuilding desk into a top-tier broker across vessel types and expanding into LNG carriers and cruise vessels. He has also served in board roles at a number of leading shipping industry companies including Wilhelmsen Ship Management and Torvik’s Rederi.

•	Viktoria Poziopoulou has approximately 35 years of shipping legal experience, including advising on the sale of an entire privately held drybulk fleet to a public company. She has been involved in structuring financings, refinancings and restructurings with cumulative value exceeding $2 billion, and overseeing sale, purchase and newbuilding contracts for more than 200 vessels. She served as General Counsel of Pavimar S.A., Quintana Shipping Ltd. and NYSE-listed Excel Maritime Carriers.

•	Quentin Soanes took Braemar from a privately held firm to a publicly listed company on the London Stock Exchange, led an acquisition strategy that delivered double and triple-digit IRRs, and served as Chairman of the Baltic Exchange from 2012 to 2014. He has served as Executive Chairman of Sterling Shipping Services Ltd.

The Contrast Could Not Be Clearer — Consider It Carefully Before You Vote

	Diana’s nominees	Genco Board
Independence	✓ Fully independent — no business ties to Diana, each other, or Genco management	✗ Long-standing ties to Genco and Wobensmith that make directors non-independent
Track record	✓ A slate of executives with experience in operations, M&A, capital allocation, legal and other critical areas who have built companies, taken them public, and delivered measurable returns across drybulk, LNG and broader shipping markets	✗ Have presided over declining performance at Genco; Wobensmith was CFO during Genco’s 2014 bankruptcy and on the board of Ultrapetrol when it filed in 2017
Compensation	✓ Will set pay based on actual performance and shareholder returns	✗ CEO pay is the industry’s highest in the last five years despite a 2025 net loss; management comp up 77% as net income fell from $182M to -$4M; bonus metric quietly changed to enable a 100% payout when targets were missed
Board refreshment	✓ Six new, independent voices with 200+ combined years of shipping, finance and governance experience	✗ Mavroleon has served 20 years; Haines 9 years; only one director has served less than five years
Governance	✓ Committed to dismantling entrenchment measures adopted without shareholder approval	✗ Adopted a poison pill without shareholder approval; approved a new, costly, management-favorable, enhanced severance plan after Diana made its offer and began its proxy contest; continues to maintain a proxy put that could trigger a debt default if directors are replaced

	Diana’s nominees	Genco Board
Perspective on Diana’s offer	✓ Will explore all opportunities to maximize value for all shareholders	✗ Rejected all-cash, fully financed offer without a single meeting, phone call, or request for clarification; to date has spent over $13M of shareholder money doing so

Each of Diana’s nominees brings something the Genco Board cannot offer shareholders: genuine independence, a proven record of value creation, and a commitment to exploring all opportunities to maximize value for all shareholders. The Genco Board has had a golden opportunity to do exactly that — and for six months it has refused.

Do Not Wait Until June 18 to Make Your Voice Heard — Vote the GOLD Card Today

We urge you to vote the GOLD universal proxy card “FOR” each of our six independent nominees and WITHHOLD on Genco’s nominees. We also urge you to tender your shares pursuant to Diana’s tender offer at $24.80 per share in cash. The proxy vote and the tender offer are independent of each other — you can and should do both.

If you have already voted the WHITE card, you can change your vote by signing, dating and returning the enclosed GOLD universal proxy card. Only your latest-dated proxy will count. Please act as soon as possible — the tender offer expires at 5:00 p.m., New York City time, on June 26, 2026, unless further extended, and the Annual Meeting is on June 18, 2026.

For assistance voting or tendering your shares, contact our proxy solicitor and information agent, Okapi Partners LLC, toll-free at (855) 305-0857 or by email at info@okapipartners.com.

Sincerely,

Semiramis Paliou

Chief Executive Officer and Director

Diana Shipping Inc. (NYSE: DSX)

About Diana Shipping Inc.

Diana Shipping Inc. (“Diana”) (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana or Star Bulk, as applicable, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana, Star Bulk or their respective management teams, which are other than statements of historical facts.

Diana and Star Bulk desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s or Star Bulk’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana or Star Bulk, as applicable, believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond their control, Diana or Star Bulk, as applicable, cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; (vi) the possibility that shareholders of Genco will not elect to tender their shares of common stock of Genco in connection with the Offer (as defined below) or that the conditions to consummation of the Offer are not satisfied; and (vii) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Star Bulk with, or furnished by Star Bulk to, the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Neither Diana nor Star Bulk undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

Diana and certain other Participants (as defined below) have filed a definitive proxy statement and accompanying GOLD universal proxy card with the SEC to be used to solicit proxies for, among other matters, the election of Diana’s director nominees to the board of directors of Genco at Genco’s 2026 Annual Meeting, the passage of Diana’s proposal to repeal, at Genco’s 2026 Annual Meeting, by-laws of Genco not publicly disclosed by Genco on or prior to August 28, 2025 and a proposal that the board of directors of Genco conduct a process to explore strategic alternatives (such definitive proxy statement and the accompanying universal GOLD proxy card are available here).

Shareholders of Genco are strongly advised to read the Participants’ proxy statement and other proxy materials, including the accompanying GOLD proxy card, as they become available because they will contain important information. The Participants’ definitive proxy statement, and other proxy materials when filed, are available at no charge on the SEC’s website at www.sec.gov.

The definitive proxy statement and other relevant documents filed by Genco with the SEC are also available, without charge, by directing a request to Diana’s proxy solicitor, Okapi Partners LLC, at its toll-free number (855) 305-0857 or via email at info@okapipartners.com.

Certain Information Regarding Participants in the Solicitation

The participants in the proxy solicitation (the “Participants”) are Diana; Semiramis Paliou, Director and Chief Executive Officer of Diana; Simeon Palios, Director and Chairman of Diana; Ioannis G. Zafirakis, Director and President of Diana; Maria Dede, co-Chief Financial Officer and Treasurer of Diana; Margarita Veniou, Chief Corporate Development, Governance & Communications Officer and Secretary of Diana; Evangelos Sfakiotakis, Chief Technical Investment Officer of Diana; Maria-Christina Tsemani, Chief People and Culture Officer of Diana; Anastasios Margaronis, Director of Diana; Kyriacos Riris, Director of Diana; Apostolos Kontoyannis, Director of Diana; Eleftherios Papatrifon, Director of Diana; Simon Frank Peter Morecroft, Director of Diana; and Jane Sih Ho Chao, Director of Diana; Diana’s nominees, Jens Ismar, Gustave Brun-Lie, Quentin Soanes, Paul Cornell, Chao Sih Hing Francois, and Vicky Poziopoulou; Star Bulk Carriers Corp. (“Star Bulk”); Petros Pappas, Director and Chief Executive Officer of Star Bulk; and Hamish Norton, President of Star Bulk.

As of the date hereof, Diana is the beneficial owner of 6,264,548 shares of Genco common stock, representing approximately 14.4% of the outstanding shares of common stock of Genco. As of the date hereof, none of Semiramis Paliou, Simeon Palios, Ioannis G. Zafirakis, Maria Dede, Margarita Veniou, Evangelos Sfakiotakis, Maria-Christina Tsemani, Anastasios Margaronis, Kyriacos Riris, Apostolos Kontoyannis, Eleftherios Papatrifon, Simon Frank Peter Morecroft, Jane Sih Ho Chao, Jens Ismar, Gustave Brun-Lie, Quentin Soanes, Paul Cornell, Chao Sih Hing Francois, Vicky Poziopoulou, Star Bulk, Petros Pappas, or Hamish Norton beneficially owns any Genco common stock.

Information Regarding the Offer

On May 4, 2026, Diana commenced a tender offer (the “Offer”), through its wholly owned subsidiary 4 Dragon Merger Sub Inc., to purchase all outstanding shares of Genco common stock at $23.50 per share in cash. On May 27, 2026, Diana (i) increased the offer price from $23.50 per share in cash to $24.80 per share in cash, and (ii) extended the expiration of the Offer to 5:00 p.m., New York City time, on June 26, 2026, unless further extended. To the extent that Genco declares a cash dividend or other distribution on the Genco shares, the offer price will be reduced by the amount payable per share.

The Offer is conditioned upon, among other things: (i) Genco entering into a definitive merger agreement with Diana substantially in the form of the merger agreement included with the Offer documents; (ii) Genco shareholders validly tendering a majority of Genco's outstanding shares on a fully diluted basis; (iii) the termination or inapplicability of Genco's shareholder rights plan; (iv) the Genco Board's approval of the transaction under certain affiliate transaction provisions in Genco’s charter and (v) other customary conditions. Satisfaction of the merger agreement condition, the shareholder rights plan condition and the affiliate transaction condition is solely within the control of Genco and the members of the Genco Board.

If the Offer is successfully completed, Diana intends to consummate a second-step merger as promptly as practicable, in which any remaining Genco shareholders who did not tender their shares in the Offer would receive the same $24.80 per share in cash that was paid in the Offer. As a result, if the Offer is completed and the second-step merger is consummated, all Genco shareholders — whether or not they tender their shares — would receive $24.80 per share in cash. Importantly, shareholders who tender in the Offer may receive their cash sooner than those whose shares are acquired in the second-step merger.

The Offer to Purchase and related Letter of Transmittal are being mailed to Genco shareholders and will be filed with the U.S. Securities and Exchange Commission. Copies of these materials will be available at no charge on the SEC's website at www.sec.gov.

Questions and requests for assistance regarding the Offer may be directed to Okapi Partners LLC, the information agent for the Offer, toll-free at (855) 305-0857 or by email at info@okapipartners.com.